Exhibit 99.2

RNS Number:0295G
Cable & Wireless PLC
03 December 2004

Cable and Wireless plc announces that on 03 December 2004, it purchased 1,000,000 ordinary shares from Hoare Govett's affiliate, ABN AMRO Bank N.V., London Branch, at a price of 114.189p per ordinary share and now holds a total of 23,800,000 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding shares held as Treasury shares) is 2,366,410,136.

Enquiries:

Cable and Wireless

Investor Relations :
Virginia Porter Acting Director	+44 20 7315 4460
Craig Thornton Manager	+44 20 7315 6225
Glenn Wight Manager	+44 20 7315 4468

Media :
Lesley Smith Director Corporate Affairs	+44 20 7315 4410
Steve Double Head of Media Communications	+44 20 7315 6759
Peter Eustace Group Manager, Media Relations	+44 20 7315 4495
Rollo Head /Julius Duncan Finsbury	+44 20 7251 3801.